

July 19, 2012

Via E-mail
Ms. Heather Bresch
Chief Executive Officer
Mylan, Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317

  Re: **Mylan, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 21, 2012
    Form 10-Q for Quarterly Period Ended March 31, 2012
    Filed April 27, 2012
    File No. 001-09114

Dear Ms. Bresch:

  We have reviewed your June 19, 2012 response to our May 30, 2012 comment letter and have the following comments.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Research and Development, page 18</u>

1. We have read your response to comment one. Please provide us proposed disclosure to be included in future filings that puts your disclosure about branded drug sales into context. In this regard, you indicate in your response that there is no way to determine in advance the pricing of the generic product upon launch. It would also seem that it may not be possible to determine the volume of generic sales.

Management's Discussion and Analysis
2011 Compared to 2010, page 54

2. Please refer to prior comment four. You state that you do not believe that your "at risk product launches" are reasonably expected to have a material impact on the trend of your reported results of operations. However, you stated on page 32 in your Form 10-K that your "at risk product launch situations" could lead to litigation and that an unfavorable outcome of this litigation could have a material adverse effect on your business, financial position and results of operations. Thus, it appears that this may be a known uncertainty that may be required to be disclosed in accordance with Item 303(a)(3)(ii) of Regulation S-K.   Please provide us proposed disclosure, or tell us the amount of the cumulative revenues recognized for your "at risk product launch situations" and clarify for us why disclosure is not necessary.

Operating Expenses, page 56

3. We acknowledge the information and proposed new disclosure provided in your response to comment six. Please clarify in your proposed disclosure why interest in intercompany loans increased domestic pre-tax earnings and decreased foreign pre-tax earnings for 2011, while also being "entirely reflected within foreign earnings (loss)."

Notes to Consolidated Financial Statements
8. Income taxes, page 111

4. Please refer to prior comment 13. Please provide the information in your response as proposed disclosure to be included in future periodic filings. Also, revise this caption to be consistent with the activities described in your response, which appears to indicate that no repatriation of earnings occurred in either year.

14. Contingencies, page 121

5. Please refer to prior comment 16. ASC 450 requires disclosure of the estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please revise your proposed disclosure in accordance with ASC 450.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant